Exhibit 99.3

AVRICORE HEALTH COMPLETES SHARES FOR DEBT TRANSACTION

VANCOUVER, BRITISH COLUMBIA – July 10, 2020) – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) is pleased to announce that it has settled and extinguished $136,949 of the Company’s outstanding debt through the issuance of 5,477,965 common shares ("Shares")  of the Company at a deemed price of $0.025 per Share. The Debt Settlement was accepted by the TSX Venture Exchange on July 10, 2020.

An aggregate of 1,900,000 Shares were issued to certain directors and officers of the Company (the “Related Parties”). The Shares issued to the Related Parties are subject to a four month plus one day hold period pursuant to the policies of the TSX Venture Exchange.

“Those creditors and related parties participating in this shares-for-debt transaction are committed to preserving the Company’s cash reserves to support the Company’s long-term growth,” said CEO Hector Bremner.

The shares for debt transactions involving the Related Parties constitute a "related party transaction" under Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). The Company has relied on the exemptions from the valuation and the minority approval requirements of MI 61-101 provided for in subsections 5.5(a) and 5.7(a) of MI 61-101, respectively, as the fair market value of the subject of, and the consideration paid in the shares for debt transactions, in relation to the interested parties, does not represent more than 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The participation by the Related Parties in the shares for debt transactions has been approved by directors of the Company who are independent in connection with such transactions.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.